Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2015

This Management’s Discussion and Analysis is prepared as of July 15, 2015

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of July 15, 2015 and focuses on the Company’s financial condition and results of operations for the period ended May 31, 2015. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended May 31, 2015 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•	capital-raising activities and the adequacy of capital;
•	revenue, cash flow and cost estimates and assumptions;
•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;
•	project economics;
•	future metal prices and exchange rates;
•	mineral reserve and mineral resource estimates;
•	production timing; and
•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this MD&A and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•

inability of the Company to find an additional and suitable BEE joint venture partner, if required, for the Project 1 (“Project 1”) and Project 3 (“Project 3”) platinum mines of what was formerly the Western Bushveld Joint Venture (the “WBJV”) within such time frame as may be determined by the South African Department of Mineral Resources (“DMR”);

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

•	failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;
•	additional financing requirements;
•	the Company’s history of losses;
•	the Company’s negative cash flow;
•	the Company’s ability to continue as a going concern;
•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;
•	completion of a prefeasibility study for the Waterberg JV Project (defined below) is subject to resource upgrade and economic analysis requirements;
•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the Canadian Dollar as compared to the Rand and the U.S. Dollar;
•	volatility in metals prices, which have been declining recently;
•	the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Sprott Senior Secured Loan Facility (the “Sprott Facility”) (as defined herein);
•	the Company’s pledge of its shares in Platinum Group Metals (RSA) (Proprietary) Limited to the Lender (as defined herein) under the Sprott Facility;
•

the expectation that the Sprott Facility will be secured which potentially could result in the loss of the Company’s interest in Project 1, Project 3 and in the Waterberg Project (as defined herein) in the event of a default under the Sprott Facility;

•	delays in the start-up of the Project 1 platinum mine which could result in a default under the Sprott Facility;
•	the ability of the Company to retain its key management employees and skilled and experienced personnel;
•	conflicts of interest;
•	any disputes or disagreements with the Company’s joint venture partners;
•	the failure to maintain or increase equity participation by HDSAs (as defined herein) in the Company’s prospecting and mining operations;
•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;
•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;
•	litigation or other legal proceedings brought against the Company;
•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), poor ground conditions, rock stress or pressure, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;
•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;
•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;
•	extreme competition in the mineral exploration industry;
•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation; and
•	the other risks disclosed under the heading “Risk Factors” in the Company’s 2014 Annual Information Form dated November 24, 2014 (the “AIF”).

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1.             DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed by amalgamation on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the Waterberg platinum deposit, comprised of the 255 km2 Waterberg Joint Venture Project (the “Waterberg JV Project”) and the adjoining 864 km2 Waterberg Extension Project (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Project”).

Project 1 is operated by the Company on an “owner managed-contractor” basis. In the last 15 months the Company has undertaken the hiring of full time local mining specialists in South Africa as part of an operational readiness plan while the Company drives toward first production at Project 1. The expanded leadership team includes the addition of a Mine Manager, Financial Manager, Head of Engineering, Head of Human Resources Development and a Safety and Environment Manager, all of whom have joined the Company with the mission of progressing Project 1 into production. The operating team will be overseen in South Africa by the company's Chief Operating Officer Mr. Peter Busse, an experienced mine builder and mine manager with over 40 years of experience.

The expanded management team has taken over of some of the duties and responsibilities previously assigned to contractors, resulting in improved planning and execution capabilities at Project 1. In addition, the safety record at Project 1 has systematically improved to good levels with the addition of these new management personnel and through a focus on safety over the last two years. The Project 1 management teams have frequent interaction and dialogue with the inspectorate branch of the DMR and follows their guidance carefully.

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 12 individuals and the Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 241 individuals, inclusive of approximately 16 individuals active at the Waterberg properties.

As at May 31, 2015, the Company has 75 staff, 12 technical services personnel, 83 security personnel and 15 human resources and labour consultants assigned to Project 1, while underground mining contractor JIC Mining Services (“JIC”) has approximately 903 people, including mining sub-contractors assigned to working on both the north and south mine areas at Project 1. JIC was engaged in July 2011. Having been appointed in December 2010, DRA Mining (Pty) Ltd., the engineering, procurement, construction and management (“EPCM”) contractor, completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. In December 2012, DRA Mineral Projects (Pty) Ltd. (“DRA”) was formally engaged as the EPCM contractor for commencement of Phase 2 infrastructure, including mill and flotation circuit construction. A dedicated project manager for the Company has overseen the construction work and planning at Project 1, as well as the EPCM work and costs.

At May 31, 2015 DRA was managing approximately 870 people working onsite at Project 1 assigned to civil works, construction of surface and underground infrastructure, tailings facility construction, steelwork erection and piping, mechanical and electrical installations of the concentrator plant. At May 31, 2015, there were approximately 1,958 people onsite with approximately half working on the underground development team active on the Project 1 platinum mine. Approximately 20% of the labour force is sourced from the local community.

Work to progress the mill and surface Infrastructure, managed by the Company and DRA, has been completed within the updated project schedule and generally within the updated cost budget estimate. The mill and surface infrastructure facilities are estimated at 90% complete and are due to be cold commissioned by September 2015.

2.             PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 5 and 6 of the Company’s Financial Statements.

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company which at May 31, 2015 was held 82.9% by PTM RSA and 17.1% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”). See “Project 1 and Project 3 – Africa Wide Dilution” below for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Project, with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) being joint venture partners for the project. During the period the parties amended the existing agreements between them and agreed to consolidate the Waterberg JV and Waterberg Extension properties into one unitized project area. Under the terms of the amendment PTM RSA is to transfer all of the Waterberg prospecting licenses and applications into a new holding and operating corporation. Once the required approval is granted for the transfer by the DMR under Section 11 of Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”), the Company will own 45.65% of the new entity with JOGMEC owning 28.35% and Mnombo continuing to own 26%. As part of the agreement JOGMEC has agreed to fund US$20 million in exploration and engineering work over the next three years up to March 31, 2018. Once completed the transaction will be “ounce neutral” in that each party retains the same number of inferred resource ounces in the Waterberg Project as they held rights to previously in Waterberg JV or Waterberg Extension, based on the June 12, 2014 independent mineral resource estimate for the projects. A prefeasibility study is in progress on the combined Waterberg Project.

Project 1 and Project 3

During the nine months ended May 31, 2015 the Company incurred $128 million (May 31, 2014 - $108 million) in development, construction, equipment and other costs for Project 1 and did not incur any significant costs on Project 3, located adjacent and to the north of Project 1. In the prior year ended August 31, 2014 total Project 1 development, construction, equipment and other expenditures amounted to $161 million and there were no significant costs incurred on Project 3. At May 31, 2015, the Company carried total deferred acquisition, development, construction, equipment and other costs related to Project 1 of $509 million and another $3.2 million related to Project 3. Of the total deferred costs for Project 1 at May 31, 2015 an amount of Rand 4.1 billion (approximately US$407 million at average exchange rates for the development period) relates to Project 1 development, construction, equipment and other costs. Africa Wide’s non-controlling interest in Maseve as at May 31, 2015 was recorded at $66 million.

Project 1 is estimated to be approximately 90% complete in terms of the surface plant and equipment and cost budget estimate scope of work as of May 31, 2015.

From the portal entrance or “collar” the north declines are developed for 1,423 meters linear of system advance to where they reach the first infrastructure level at a vertical depth of 220 meters from surface. At the first infrastructure level storage bins for conveyor transfers from various mining blocks at depth are under construction. Conveyors to surface from the first infrastructure level are now well advanced. Chairlifts for moving workers to and from surface to the first infrastructure level are also well advanced. Other development includes cross cuts, workshops, reef drive take offs, ventilation headings and other ancillary excavations.

From the first infrastructure level the north declines split into two sets of twin break away declines, one developing toward planned mining blocks 9 and 12, and the other developing towards planned mining blocks 10 and 11. From the first infrastructure level the declines to blocks 9 and 12 are now developed for 967 meters of linear system advance to a vertical depth of approximately 300 meters from surface (at June 20, 2015). From the first infrastructure level the declines to blocks 10 and 11 are now developed for 1,397 meters of linear system advance to a vertical depth of approximately 410 meters from surface (at June 20, 2015). The declines are expected to reach block 11 for the start of mining development in July, 2015.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

In addition to primary decline development, other north mine development has been completed for sumps, silos, station drives, refuge bays, workshops and water management facilities. Total progressive infrastructure for other development to June 20, 2015 measured 1,541 meters.

At June 20, 2015 approximately 1,590 meters of lateral access development had been completed. Progressive reef development to June 20, 2015 measured 1,520 meters. Raise and diagonal development has commenced into several mining blocks and such work continues. Two ventilation raise bore shafts have been completed and commissioned at the north mine. Geotechnical work and preparations for an additional ventilation shaft are complete and ready for a raise bore machine to establish site while preparation work for a fourth ventilation shaft is in progress.

On March 28, 2013, the Merensky Reef (“MR”) was intercepted in the north declines as anticipated in the mine geological model. Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine. Mine geologists note that this condition is improving as declines are advanced deeper into areas of the deposit which are less ductile and more stable.

Stock piling of low grade MR development material has begun, although recent efforts have been focused on primary access development and raise lines; not stoping. Recent surveys measured approximately 101,939 tonnes of mainly low grade material on surface (at June 20, 2015). Stoping rates are planned to increase as targeted production blocks are reached in July, August and September 2015. As development opens areas of MR, evaluation of initial mining blocks is being completed by Company geologists.

Declines towards and into blocks 9, 10, 11 and 12 are progressing with the objectives of maintaining production profiles. Flexibility of mining using trackless equipment is part of the overall mine design and the most important block in the early mining profile is Block 11. Twin north decline development work is approximately 60 meters from accessing Block 11 at the time of writing.

The rate of underground development in the north and south declines continues to be an important factor with respect to future mine start-up dates and production rates. Delays in underground development, stoping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements. As development reaches planned mine blocks in the months ahead, increased stoping is scheduled and the successful execution of this stoping will be critical to meeting the planned commencement of production and ramp up.

The south box cut is complete, and underground mining has advanced the twin south declines approximately 1,378 meters of linear system advance to a vertical depth of 240 meters from surface (at June 20, 2015). Multiple cross cuts between declines of 10 meters in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. Twin south decline development work is approximately 70 meters from accessing Block 16 at the time of writing.

The south decline development rates have improved from earlier reported near surface setbacks and are currently at or near the rates called for in the current schedule. At the time of writing south decline advance rates were at 100 meters system advance for the current month.

Delays in the ramp-up profile could occur if underground development rates fall behind plan or if mining produces less tonnes or grade than predicted by the geological model, potentially resulting in delayed or reduced revenue from concentrate sales, which would negatively impact peak funding requirements.

Phase 1 establishment of underground development at the north mine declines and preparation on surface for mill and concentrator construction commenced in late 2010 and finished in late 2012. The Company and DRA began design work and preparations for the Phase 2 construction of milling, concentrating and a tailings storage facility (“TSF”) in late 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access into the southern portion of the deposit, ground preparations and foundations for milling, concentrating facilities and continued underground development at the north declines.

As of the date of this MD&A, major crusher, mill and concentrator facilities are nearing completion. Electrical wiring and instrumentation installation is underway. Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been substantially completed. Cleaner flotation cells and rougher cells are assembled and installed. Change houses, workshops and stores facilities are substantially complete. The filter press was installed in February 2015 and its building and infrastructure is nearing completion. Other construction including steel erection, feed ends, chutes, conveyors, crushers and an ore silo are also well advanced.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

The overall budgeted expenditure for the milling, concentrator, TSF and common infrastructure as at May 31, 2015 was Rand 2.56 billion to the fourth quarter of calendar 2015, of which Rand 1.76 billion has been spent to May 31, 2015. Of the Rand 0.80 billion ($82.0 million at May 31, 2015) in budgeted expenditures outstanding, commitments at May 31, 2015 amounted to Rand 0.60 billion ($61.6 million at May 31, 2015). The overall planned expenditure decreased in Rand terms from Rand 2.57 billion at the end of the second quarter to Rand 2.56 billion (a decrease of Rand 10 million) is due to minor savings in various areas. See more regarding the TSF and estimated peak funding requirements at “Project 1 - Financial Overview” below.

Ground preparations for the Project 1 TSF commenced in late 2013 on surface rights owned by Maseve. Further work was postponed in mid-2014 due to concerns on the legal responsibility for safety raised by Royal Bafokeng Platinum Ltd. (“RBPlat”), who own the prospecting rights below the planned TSF site. The DMR has now approved an agreement and a MPRDA Section 79 application by RBPlats whereby legal responsibilities under the MHSA are clearly demarcated over the area of the TSF. Construction is now proceeding. The current project schedule indicates that TSF availability will not delay production.

Project 1 - Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development has been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project is planning for 2,700 jobs with a target of 30% from the local communities. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (Pty) Ltd.

Additionally, the Project 1 platinum mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine.

Project 1 - Financial Overview

The Company completed a definitive feasibility study in July 2008 and on November 25, 2009, the Company published an updated feasibility study on Project 1 entitled ‘‘Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)’’ dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”) for Project 1, which was at that time a portion of the WBJV. Included in each study was a declaration of 4E reserve ounces.

On July 15, 2015 the Company published an updated independent resource estimate for Project 1 and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. As a result the 2009 UFS is now superseded and a new NI 43-101 technical report in support of the July 15, 2015 disclosure, to be filed on SEDAR no later than August 31, 2015, will become the current technical report for Project 1.

In April 2012, the Company completed a revised cost budget estimate based on post-2009 UFS work. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under early project development. Guidance on a revised peak funding estimate was calculated in Rand and published in April 2012 at approximately US$506 million (at Rand 8 to the U.S. Dollar) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS.

Since 2012 operating costs have continued to escalate in Rand terms. As a result of increases in the estimated cost of construction, and due to new regulations requiring the installation of a vinyl liner for the TSF (as described below), peak funding was estimated in April 2015 to have increased from US$506 million to approximately US$514 million (See guidance in a news release dated April 10, 2015). The escalation of costs, wage increases, metal price volatility, production ramp-up timing, grade variations and Rand volatility are all material risk factors for the commercial viability of Project 1. To date cost escalation in Rand terms has been substantially offset by a weaker Rand, but there is no guarantee that this outcome will continue. Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing being required.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

The updated resources and reserves announced on July 15, 2015 may have a material effect on peak funding. However, the approximate 17% decrease in Merensky Reef reserve grade may be offset in whole or in part by lower costs resulting from less development work off reef in the footwall compared to the approach in earlier reserve estimates. The updated resource cut at 1.0 meters, versus 0.8 meters previously, and a more mechanized approach to mining in the current mining method, are significant changes from past estimates. At this time the Company has not updated its overall “peak funding” requirements. Ongoing development work on block 12, 11, 10 and 9 according to the Company’s mine plan are critical to underground mining plans and the ramp up profile of production. Delays in production ramp up would have a material impact on peak funding. The current mine plan and reserves meet the ounce production forecasts in our previous peak funding time line and the requirements set out in the guidance for the Sprott Facility. See item F) “Liquidity and Capital Resources” below. The reserves were assessed with spot and three year trailing average prices as recommended in SEC guidelines. Further declines in metal prices or a strengthening Rand would increase peak funding requirements.

The updated reserve statement incorporates new mining methods that vary from conventional (footwall development and hand stope drilling) to hybrid (development driven in ore for rapid access and ledge cuts off the development for selective fully mechanized mining (bord and pillar). Increased detailed knowledge of the ore based on recent work was used to select the mining method that would provide ramp up tonnes and cut development costs and time on a block by block basis. Priority is given to Merensky over lower grade UG-2 and development to access to deeper levels of more stable versus shallow rolling reef is emphasized, as previously reported. The use of mechanized equipment to open the orebody is a key element of the revised mine plan and the development experience on site was incorporated into the design.

An authorization is required to undertake certain water uses as specified in the National Water Act No. 36 of 1998 (the “NWA”). Under this legislation the Company requires an Integrated Water Use License (“IWUL”) for the operation of the TSF, once it is constructed. Application for an IWUL was made to the Department of Water Affairs (the “DWA”) after the Project 1 Mining Right was granted in 2012. In February 2015 the DWA determined that it will require the Company’s TSF to comply with certain norms and standards within the National Environmental Management: Waste Act No. 59 of 2008 (“Waste Act”) regulating the storage, treatment and disposal of waste, among other things, including waste generated by the mining sector. The DWA will require that the TSF construction include a vinyl liner in addition to a standard compact clay liner. The Company anticipates that the acquisition and installation of this additional liner will add approximately Rand 190 million to the cost of the TSF. The Company plans to build the TSF in a sequential fashion, thereby pushing approximately Rand 90 million of this additional cost beyond peak funding and into a time period when Project 1 is expected to generate free cash flow. This amendment has been included in the previously provided peak funding estimate.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited (“Amplats”), regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms.

All funding provided by PTM RSA to Maseve for development and construction at Project 1 since a second cash call to Africa Wide dated March 3, 2014 has been, and is planned to be, provided by way of an intercompany loan. At May 31, 2015 Maseve owed PTM RSA approximately Rand 1.188 billion ($122 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

The escalation of costs, metal price volatility, completion of surface infrastructure, advancement of underground mining, production ramp-up timing, grade variations and Rand volatility are all material risk factors for Project 1 which could result in the Company breaching one or more covenants with regard to its planned drawdown of the Sprott Facility, resulting in either an inability to draw down the principal amount, or resulting in default if principal has been drawn down. See item F) “Liquidity and Capital Resources” below.

Project 1 and Project 3 - Africa Wide Dilution

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate US$21.8 million share of a unanimously approved project budget and cash call for Project 1. On March 3, 2014, Africa Wide informed the Company that it would not be funding its US$21.52 million share of a second unanimously approved cash call. As a result the Company entered into arbitration proceedings against Africa Wide in accordance with the terms of the Maseve shareholders agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore Project 1 and Project 3, On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was reduced to 21.2766% based on the first missed cash call. As a result of missing the second cash call, Africa Wide’s ownership was further diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9% .

Legislation and regulation in South Africa require a 26% equity interest by a Black Economic Empowerment (“BEE”) entity in for the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the first cash call and the resulting dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the MPRDA to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide. The Company may consider Mnombo as a BEE partner for Project 1.

Project 1 - Labour Relations

The gold and platinum mining industries in South Africa have recently witnessed significant labour unrest and demands for higher wages by certain labour groups. Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In June 2014, the Association of Mineworkers and Construction Union (“AMCU”) accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry. To date, the Company has seen no adverse labour action on its site at Project 1.

The Company has worked closely for several years with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. in order to create a database of local persons interested in work at Project 1, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. As at June 19, 2015 approximately 21% of the onsite workforce of approximately 1,992 people was comprised of local persons from surrounding communities. The primary union at the Project 1 platinum mine representing the workers of JIC, the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. JIC agreed to terms with NUM for a labour contract at Project 1 for a two-year period ending September 2015. In the future, should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands and the resulting increase in the cost of labour.

Projects 1 and 3 - Mineral Resources and Reserves

On July 15, 2015 the Company published an updated independent resource estimate for Project 1 and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. The updated reserve estimate also considers changes in mining widths, methods and costs. As a result the 2009 UFS is now superseded and a new NI 43-101 technical report in support of the July 15, 2015 disclosure, to be filed on SEDAR no later than August 31, 2015, will become the current technical report for Project 1.

An NI 43-101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) remains the current technical report with respect to Project 3. Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t).

Based on the July 15, 2015 updated independent resource estimate and updated independent reserve estimate, Project 1 hosts the following estimated resources and reserves:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Estimated Resource 100% Project Basis – July 15, 2015

Merensky - Mining Cut

Resource Category	Cut-off	Tonnage	Grade					Metal		Reef Width
	4E		Pt	Pd	Rh	Au	4E	4E		4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	9.266	3.35	1.41	0.21	0.26	5.23	48,461	1.558	152
Indicated	300	12.552	3.65	1.54	0.23	0.29	5.71	71,672	2.304	141
Total	300	21.818	3.53	1.49	0.21	0.28	5.51	120,133	3.862	146

Inferred	300	0.196	2.32	0.98	0.14	0.18	3.62	710	0.023	118

UG2 - Mining Cut

Resource Category	Cut-off	Tonnage	Grade					Metal		Reef Width
	4E		Pt	Pd	Rh	Au	4E	4E		4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	8.496	2.29	0.94	0.36	0.04	3.63	30,841	0.992	140
Indicated	300	14.183	2.46	1.01	0.39	0.04	3.90	55,314	1.778	136
Total	300	22.679	2.39	0.99	0.38	0.04	3.80	86,155	2.770	137

Inferred	300	0	0	0	0	0	0	0	0	0

Total Measured and Indicated Mineral Resources are 3.9 million ounces 4E on the Merensky Reef (21.82 M tonnes grading 5.51 g/t 4E) and 2.8 million ounces on the UG2 Reef (22.68 M tonnes grading 3.8 g/t 4E). These Mineral Resources have been calculated based on a thicker resource cut (146cm versus 109cm) and they incorporate recent detailed drilling and underground work to date. The prill splits are as previously announced at 64% Pt, 27% Pd, 4% Rh, 5% Au on the Merensky Reef and 63% Pt, 26% Pd, 10% Rh, 1% Au on the UG2 Reef. The Company believes that the thicker resource cut provides better potential for the use of mechanized mining. The 13% lower volume of resource ounces of Merensky Measured and Indicated Mineral Resources compared to the 2009 updated feasibility study does not significantly affect the mine’s first few years of ramp up.

The total Merensky and UG2 Reserves are 4.1 million ounces as detailed below (500,000 ounces 4E less than at the 2009 updated feasibility study) and in the current mine plan are sufficient for an updated annual production target of 250,000 ounces 4E at steady state (modified from the 2009 updated feasibility of 275,000 ounces 4E per year at steady state) and an overall mine life of approximately 20 years.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Estimated Total Reserve Project 1 100% Project Basis – July 15, 2015
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
MR Proven and Probable	17.525	2.94	1.24	0.18	0.23	4.59	80.401	2.585
UG2 Proven and Probable	14.914	2.01	0.83	0.32	0.03	3.19	47.649	1.532
Total	32.439	2.51	1.05	0.25	0.14	3.95	128.05	4.117

Merensky Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
Proven	7.075	2.89	1.22	0.18	0.22	4.51	31.893	1.025
Probable	10.433	2.98	1.26	0.19	0.22	4.65	48.479	1.559
Total	17.508	2.94	1.24	0.18	0.23	4.59	80.372	2.585

UG2 Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
Proven	5.43	1.95	0.80	0.31	0.03	3.09	16.779	0.539
Probable	9.425	2.05	0.85	0.33	0.03	3.26	30.751	0.989
Total	14.855	2.01	0.83	0.32	0.03	3.19	47.649	1.532

1.

Mineral Resources and Mineral Reserves are classified in accordance with the SAMREC standards. There are certain differences with the “CIM Standards on Mineral Resources and Reserves”; however, in this case the Company believes the differences are not material and the standards may be considered the same.

2.	Mineral Reserves are a subset of the Mineral Resources and are provided on a 100% project basis.
3.	Mineral Reserves are supported by a mine plan that uses conventional, hybrid and bord and pillar mining with varying costs and thickness.
4.

A planning cut-off grade of 2.5 g/t for both the Merensky and UG2 Reefs were calculated to delineate the mining blocks from the resource model. The Mineral Resources and Mineral Reserves have payable credits in copper, nickel, ruthenium and iridium.

5.	Cut off for the Merensky and UG2 reefs were estimated using average costs, smelter discounts, concentrator recoveries and mine call factor.
6.	Mineral Resources were completed by Charles Muller of CJM Consulting, and the Mineral Reserves were prepared under the supervision of Gert Roets of DRA.
7.

Mineral Resources were calculated using Kriging methods for geological domains created in Datamine from 6413 borehole assay results and geological information from underground workings. The Mineral Reserves were assessed using a Datamine block model and Datamine Mine Design software (Studio-5D Planner) for the mine design and Datamine EPS (Enhanced Production Scheduler) software for the Life of Mine schedule. Economic models completed by the Company were reviewed for cut-off assessment.

8.

The calculation of Mineral Resources and Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors. The Mineral Resources and Mineral Reserves may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company’s Annual Information Form.

9.

The following prices based on a 3 year trailing average in accordance with U.S. Securities and Exchange Commission (“SEC”) guidance was used for the assessment of Resources and Reserves; USD Pt 1,408/oz, Pd 744/oz, Au 1,374/oz, Rh 1,126/oz, Ru 73/oz, Ir 731/oz, Cu 3.18/lb, Ni 7.11/lb.

The revised Project 1 mine plan takes advantage of recently advanced underground development proximal to thicker, deeper mine blocks as compared to the shallower more variable blocks mined in the original design. The Company expects that the adoption of mechanized and hybrid mining approaches will allow for a rapid ramp-up of production with significantly lower waste rock development compared to the conventional mining method that the Company had planned to use previously. The Company expects that dilution resulting from the mechanized approach along with new block information will result in a 17% lower grade on the early mined Merensky ore, which is largely offset by lower waste rock development and costs. The Company believes that its success during the underground development completed over the past few months combined with the thicker resource cut created this opportunity for a revised mine plan.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Mineral reserves and mineral resources reported above for Project 1 are from combined Merensky and UG2 reef tonnes. Additional information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors will be included in the technical report described above to be filed by August 31, 2015 on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Mineral reserves are a sub-set of measured and indicated mineral resources and take into account mining factors and are not in addition to the mineral resources.

Qualified Persons, Quality Assurance and Data Verification

Scientific and Technical Information related to Mineral Reserves has been reviewed and approved by Gert Christoffel Roets, B.Eng.) Pr.Eng (Reg No. 20090055). Mr. Roets graduated from the University of Pretoria in 1990 and is a senior mining consultant with the firm of DRA Projects of DRA Minerals. He is a registered professional engineer with the Engineering Council of South Africa (ECSA) and an associate member of the Association of Mine Managers of South Africa. (AMMSA) and an independent qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101). He has verified that data by reviewing the detailed plans of the Company and the mine infrastructure completed. He has visited Project 1 many times since 2012. Mine plan details have been developed by Company qualified and experienced persons in co-operation with DRA engineers who are active in the mine EPCM other engineering work.

Scientific and Technical Information related to Mineral Resources has been reviewed and approved by Charles J Muller, (BScHons) Pr Sci Nat (Reg. No 400201/04), an independent consulting geologist and resource estimator of CJM Consulting, an independent qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“N1 43-101”). He has verified the data by reviewing the detailed assay and geological information on the Project 1 deposit and visiting the mine site and core yard many times from 2007 to 2015. He is satisfied that the data is appropriate for the resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team.

Scientific and Technical Information related to metallurgical recoveries, the process plant, infrastructure and smelter terms has been reviewed and approved by GI Cunningham, B.E. Chemical FSAIMM Pr.Eng. Mr. Cunningham graduated from the University of Queensland (B. Eng. (Chemical) (1975) and is a senior metallurgical consultant with the firm of Turnberry Projects Pty Ltd. He is a registered professional engineer with the Engineering Council of South Africa (ECSA) and an independent qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101). He has verified that data by reviewing the detailed metallurgical test work, plans of the Company and the mine infrastructure completed. He has visited Project 1 and the Company offices many times during 2007-2015.

Base metals and other major elements were determined by multi acid digestion with Inductively Coupled Plasma (“ICP”) finish and PGEs were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control.

Cautionary Note to U.S. Investors with respect to the information herein: Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Projects 1 and 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (a 37% interest held through PTM RSA), Amplats (a 37% interest held through its subsidiary, RPM) and Africa Wide (a 26% interest held directly) in relation to a platinum exploration and development project on the Western Bushveld Complex of South Africa. Africa Wide was subsequently acquired by Wesizwe in September 2007. PTM RSA was the operator of the joint venture.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. On April 22, 2010, the Company also paid the equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time).

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve.

In connection with the Consolidation Transaction, RPM obtained a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3, which RPM later exercised with regard to Projects 1 and 3 on September 5, 2012.

Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed Maseve funds were fully depleted.

Waterberg Project

PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right until September 1, 2012 for the requested area. Application for the renewal of this prospecting right for a further three years has been made. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal.

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension projects (as described below and collectively the “Waterberg Project”) are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% and Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Based on the June 2014 Waterberg resource estimate the number of ounces owned by each entity will not change with the revised ownership percentages. Under the 2nd Amendment JOGMEC has committed to fund US$20 million in expenditures over a three year period ending March 31, 2018, of which US$8 million will be funded by JOGMEC to March 31, 2016 and the first US$6 million to be spent in each of the following two 12 month periods will also be funded by JOGMEC. Project expenditures in excess of US$6 million in either of years two or three are to be funded by the JV partners’ pro-rata to their interests in Waterberg JV Co. Closing of this transaction is subject to MPRDA Section 11 approval by the DMR to transfer title of the prospecting rights. If Section 11 transfer approval is not obtained the parties will default to the pre-amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

The Company is the operator of the Waterberg Project, with joint venture partners being JOGMEC and Mnombo. The 2nd Amendment Agreement allows all of the Waterberg area to be considered from a resource and engineering perspective, allows for optimization of the 13km+ of target strike length and allows for exploration and engineering to be aggressively advanced notwithstanding challenging mining markets.

The former Waterberg JV Project is a contiguous granted and applied for prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). In April 2012, JOGMEC completed its US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May 2012. Pursuant to the JOGMEC Agreement, and prior to the closing of the 2nd Amendment, interests in the Waterberg JV Project are held 37% by the Company, 37% by JOGMEC and 26% by Mnombo. As a result of the Company’s 49.9% ownership interest in Mnombo, the Company currently has an effective interest in the Waterberg JV Project of approximately 50%. This ownership percentage will change if the 2nd Amendment described above receives Section 11 approval.

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study.

To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 ("Mining Charter") and is a qualified BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

The former Waterberg Extension Project includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2 adjacent and to the north of the Waterberg JV Project. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR. No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR.

PTM RSA holds the prospecting rights filed with the DMR for the Waterberg Extension Project, and Mnombo is identified as the Company’s BEE partner. The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an approximately 86.974% effective interest by way of the Company’s approximately 49.9% shareholding in Mnombo. The Company carried Mnombo’s 26% share in the project until March 31, 2015 at which time the 2nd Amendment will become effective if MPRDA Section 11 transfer approval is received.

Under the terms of the JOGMEC Agreement, as amended, any mineral products derived from the Waterberg Project are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 25% interest in the Waterberg JV Project, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

The Company has not yet secured adequate surface rights for the Waterberg Project and should a decision to mine on either project area be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Waterberg Project – Activities in the year ended August 31, 2014

On February 14, 2014, the Company announced the completion of a preliminary economic assessment on the Waterberg JV Project. On March 13, 2014, the Company filed the associated NI 43-101 technical report entitled ‘‘The Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa (23°22’01’’ south latitude and 28°49’42’’ east longitude)’’ dated effective February 14, 2014 (the ‘‘PEA’’).

On June 12, 2014, the Company announced an increase in the inferred mineral resource estimate at the Waterberg JV Project and an initial estimated inferred mineral resource at the Waterberg Extension Project. As a result of the increase in estimated inferred mineral resources, the PEA is outdated and no longer valid. Accordingly, neither the PEA nor the material change report of the Company dated February 14, 2014 should be relied upon.

In July 2014, the Company awarded the independent Qualified Person role for a prefeasibility study on the Waterberg JV to DRA Mineral Projects (Pty) Ltd. As a result of the 2nd Amendment, the prefeasibility study will now include portions of the Waterberg Extension. Drilling is currently underway with the objective of an upgrade to inferred resources on both the Waterberg JV and the Waterberg Extension to the indicated category for inclusion in the prefeasibility study. Importantly, this drilling includes areas of Super F mineralization on the Waterberg Extension where the grade and thickness of the F Zone may be targeted for a bulk, low cost mining methods. Due to the change in scope to consider and optimize more of the deposit’s strike length, including Super F zones on the Waterberg Extension area, the prefeasibility study is now anticipated to be completed in early 2016.

In July 2014, the Company published the related technical report titled “Revised and Updated Mineral Resource Estimate for the Waterberg Joint Venture and the Waterberg Extension Projects, South Africa”, dated effective June 12, 2014 in support of the new resource estimate. In November 2014, following the announcement of additional drilling results, the Company published a further updated technical report with the same title, dated effective October 21, 2014. And finally, on December 16, 2014 the Company filed an “Amended and Restated Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa” with an Exploration Drilling Update Effective October 21, 2014 and a Mineral Resource Estimate Effective June 12, 2014 (the “Updated Waterberg Report”). The current technical report for the Waterberg Project is the Updated Waterberg Report.

Waterberg Project – Activities in the period ended May 31, 2015

During calendar 2014, the Company had up to 24 drill rigs in operation on the Waterberg JV Project. At December 31, 2014 the planned drilling campaign was complete. Subsequent to the boreholes used for the June 12, 2014 mineral resource estimate an additional 53,684 meters in 56 exploration boreholes and 58 deflections were completed on the Waterberg JV Project. The primary objective of this drilling was to convert resource ounces from the inferred to the indicated confidence category. As at May 31, 2015 a total of approximately 197,699 meters have been drilled on the Waterberg JV Project in 182 diamond drill boreholes with 308 deflections. Further drilling in 2015 is being planned with sixteen drill rigs currently drilling on the JV and Extension. Primary work on the Waterberg JV Project currently consists of resource modelling, metallurgical work and engineering for a prefeasibility study planned for completion in early 2016.

A resource estimate update is planned for July 2015 based on drilling done after the June 12, 2014 mineral resource estimate. A further mineral resource estimate update based on drilling now underway is planned for publication in advance of the prefeasibility study.

To March 31, 2015, the Company has funded the Company and Mnombo’s combined 63% share of the work on the Waterberg JV Project with the remaining 37% funded by JOGMEC.

Exploration work on the Waterberg Extension Project began in a material way in late 2013. To date, the Company has funded all of the work on the Waterberg Extension Project. Subsequent to the boreholes used for the June 12, 2014 mineral resource estimate an additional 17,775 meters in 12 exploration boreholes and 26 deflections have been completed on the Waterberg Extension Project. The primary objective of this drilling was to achieve resource definition in areas of known mineralization and to increase the area of known mineralization. As at May 31, 2015 a total of approximately 49 diamond drill boreholes with 70 deflections have been completed on the Waterberg Extension Project, for a total of 51,004 meters of drilling. Of these boreholes, 39 were completed on the farms Early Dawn and Goedetrouw portion 1, which are immediately adjacent and on strike to the north of the know deposit located on the Waterberg JV Project area.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Exploration during calendar 2015 on the Waterberg Extension property continued until May 31, 2015 with one rig drilling one step out hole along strike about 3.4 km to the north of the known deposit area at approximately a 1.5 km interval from earlier step out hole WE046 (see more detail below) completed in late 2014. The target zones were intercepted and assay results are pending. Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike in 2015 is planned.

As a result of the 2nd Amendment, the prefeasibility study underway at Waterberg will now include the Waterberg JV and southern portions of the Waterberg Extension. Subsequent to May 31, 2015 drilling is currently underway with 16 rigs to upgrade inferred resources on both the Waterberg JV and the Waterberg Extension to the indicated category for inclusion in the prefeasibility study. Importantly, this drilling includes areas of Super F mineralization on the Waterberg Extension where the grade and thickness of the F Zone appears to become very favourable for mining. Due to this change in scope the prefeasibility study is now anticipated to be completed in early 2016.

Waterberg Project - Mineral Resources

The mineral resources reported in the Updated Waterberg Report are located within the Waterberg JV Project and in the southern portion of the Waterberg Extension Project and were estimated using 138 boreholes and a total of 363 reef pierce points, including deflections. These properties will be combined if the 2nd Amendment receives MPRDA Section 11 approval. Each borehole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate. Total exploration drilling completed as of June 2014 consisted of 141 boreholes and a total of 423 pierce points. See “Waterberg Project - Activities in the period ended May 31, 2015 above for drilling details post June 2014.

The June 12, 2014 mineral resource estimate declared inferred resources for the T- and F - Zone mineralization on the property Ketting 368LR and Goedetrouw 366LR of the Waterberg JV Project and Early Dawn 361LR of the Waterberg Extension Project. Borehole data from holes drilled by PTM RSA consisting of geological logs, borehole collars, downhole surveys and assay data formed the basis of the most recent resource estimate. The area where the T- and F - Zone mineralization is present was delineated after examination of the intersections in the various boreholes.

The borehole data was used to define the characteristics of the various layers based on their geochemical signatures. A validation procedure was undertaken on the core with the intention of finding diagnostic features to identify the layers directly from the core. This was successfully achieved for the T - Zone. However, due to pervasive alteration, this proved difficult for the F - Zone. For estimation of the mineral resources modelling of the mineralization within the F - Zone was based on its stratigraphic position at the base of the magmatic sequence and on geochemical data.

The June 12, 2014 mineral resource is classified as an inferred mineral resource. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification.

Two areas were defined where geological losses of 25% and 12.5% were applied. These were based primarily on the spacing of surface boreholes and on the knowledge of this type of deposit.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Table 1.6_1 Waterberg Project - 100% Basis Mineral Resource Estimate (SAMREC Code(1) ) (12 June 2014)
	Strati- graphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1 (Cut-off=2g/t)(2)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F (Cut-off=2g/t)(2)	2.75-60	232.82	0.90	1.93	0.05	0.14	3.01	30:64:2:4	22,529	0.08	0.19	409	994
Total		286.88	0.94	1.92	0.04	0.25	3.15	30:61:1:8	29,084	0.10	0.18	617	1,107
Content (koz)			8,652	17,741	341	2,350			kt	280	502

Waterberg JV Project - 100% Basis

	Strati- graphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1 (Cut-off=2g/t)(2)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F (Cut-off=2g/t)(2)	2.75-60	164.58	0.88	1.91	0.05	0.13	2.97	30:64:2:4	15,713	0.07	0.18	247	649
Total		218.64	0.94	1.91	0.03	0.29	3.17	30:60:1:9	22,268	0.09	0.16	455	763
Content (koz)			6,605	13,407	239	2,018			kt	207	346
Waterberg Extension Project - 100% Basis
	Strati- graphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
F (Cut-off=2g/t)(2)	2.75-60	68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Total		68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Content (koz)			2,043	4,325	102	331			kt	73	156

(1)

South African Code for the Reporting of Mineral Resources and Mineral Reserves (the “SAMREC Code”) The Canadian Securities Administrators have included the SAMREC Code as an acceptable foreign code for reporting of mineral reserves and mineral resources. Issuers incorporated in Canada but with properties outside of Canada may report on mineral reserve and mineral resource categories as set out in NI 43-101 under the SAMREC Code.

(2)

The T-Zone cut-off is reported as 2PGE+Au and the F – Zone cut-off is reported as 3PGE+Au grade. Individual numbers may not add up due to rounding. A marginal cut-off of 0.01 g/t was used for the entire T Zone, including the T2 Zone. The material mineral pricing, costs and calculations used to determine the cut-off grade for each zone in the Waterberg Project’s inferred mineral resource were as follows; US$1,586 per ounce platinum; US$701 per ounce palladium; US$1,549 per ounce gold; US$7,886 per tonne copper; and US$18,404 per tonne nickel; exchange rate of 10 Rand = US$1.00; a cost of US$ 70 per tonne was used for cut-off.

Compared to the previous mineral resource estimate (Effective Date: 2 September 2013) there has been a significant increase in inferred mineral resource to the June 12, 2014 resource estimate. This is primarily due to extension of the mineral resource further north and to a depth of 1,250 meters from a previous 1,000 meter cut-off. The delineation of the F - Zone has also been advanced due to better understanding of the geology.

Mineral resources which are not mineral reserves have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The drilling, sampling and analytical aspects of the Waterberg Project have been undertaken to industry standards. PTM RSA have instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses. The data is considered to be reliable and suitable for mineral resource estimation.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve. In considering the resource parameters, the findings of the PEA were considered.

The independent Qualified Persons responsible for the mineral resource estimate with an effective date of June 12, 2014 in the Updated Waterberg Report and summarized in Table 1.6 _1 are Kenneth Lomberg and Alan Goldschmidt.

Kenneth Lomberg, a geologist with some 29 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practicing geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is “independent” of the Company, as that term is defined in Section 1.5 of NI 43-101.

Alan Goldschmidt is a geologist with some 29 years’ experience in minerals industry. He has been primarily involved with geological block models and geostatistical resource estimation. He is a practicing geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is “independent” of the Company, as that term is defined in Section 1.5 of NI 43-101.

Readers are advised that an updated independent mineral resource estimate for the Waterberg Project is currently in process, based on approximately 71,000 meters of drilling since the June 12, 2014 mineral resource estimate, and is currently scheduled for public release in July 2015.

NON-MATERIAL MINERAL PROPERTY INTERESTS

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

War Springs and Tweespalk Properties, South Africa

From 2005 to 2012 the Company explored its War Springs and Tweespalk projects, located on the Northern Limb of the Bushveld Complex in South Africa. From 2009 to 2012 JOGMEC was a funding partner to a joint venture covering the War Springs project. The War Springs property covers 22km2 and is located 24km south of the Amplats open pit Mogalakwena Mine along the same “Platreef” section of the Bushveld Complex. Exploration consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 2PGE+Au at a grade of 1.11 g/t (0.25 g/t Pt, 0.78 g/t Pd 0.07 g/t Au), with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty) Ltd., a BEE partner to Platmin Ltd. in South Africa.

As a result of the limited recent and planned investment by the Company on the War Springs and Tweespalk properties, the Company has fully written down these properties, but will continue to hold the two properties going forward if practical.

Canadian Properties

Newfoundland and Labrador

Since August 2013 the company secured prospecting claims totaling 727km2 in southwestern Labrador located 140km SSE of Churchill Falls, Labrador. The Company completed an airborne geophysical survey and ground prospecting work over prospective areas of the property. The Company has elected to cease exploration in this region and focus on exploration in South Africa. Deferred exploration and acquisition costs for the project have been written off in the period.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Thunder Bay and Sudbury, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The Shelby Lake Property consists of 20 claims totalling 38.56 km2 that includes the Company’s core long term holdings in the Lac Des Iles area consisting of the 8 claim Shelby Lake and South Legris properties. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Shelby Lake Property by completing $0.40 million in exploration expenditures over a 3 year period, with an initial cash payment to the Company of $0.25 million. The Company will retain a 1% net smelter royalty (“NSR”) royalty once LDI has completed the option earn-in.

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration Corp. (“Arctic Star”) for a payment of $0.50 million and a 1.0% NSR royalty. During the prior year the core 11 (eleven) of the 13 original claims have been converted to lease and annual rent payments of $0.28 million (due June 30 annually) have been made. Total acquisition costs to date are $0.13 million.

During the period ended May 31, 2015, no exploration costs were incurred on the Company’s Providence property. Since acquisition, the Company has completed a total of 3,150 meters of diamond drilling in 14 holes. Work on the property commenced in March 2012 while a step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed by August 2012. No further work on the property is planned and the Company does not plan to make future lease payments. All deferred acquisition and exploration costs were written off in the period.

3.             DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)             Results of Operations

Nine Months Ended May 31, 2015

For the nine months ended May 31, 2015, the Company had a net loss of $4.5 million (May 31, 2014 – net loss of $7.6 million). The net loss for the nine months ended May 31, 2015 was lower than in the comparative period due to the Company recording a foreign exchange gain of $8.9 million, which was partially offset by other assets of $4.2 million being written off and financing and termination fees of $2.0 million being recognized in the current period. Both expenses were related to fees incurred for the discontinued project loan facility and unit offering. The foreign exchange gain of $8.9 million (May 31, 2014 – gain of $0.48 million) was due to the stronger U.S. Dollar during the period when the Company held a significant proportion of its cash on hand in U.S. Dollars. This foreign exchange gain is partially offset by increased asset write-downs of $9.0 million in the current period as compared to $3.4 million in the comparative prior period. General and administrative expenses totaled $6.5 million (May 31, 2014 - $5.9 million), with the increase due to greater project related activity in the Company during the period.

Comprehensive loss for the period was $2.1 million (May 31, 2014 –$7.8 million loss) with the results in the current period being largely affected by the Company’s South African subsidiaries being converted at a slightly stronger Rand exchange rate to their Canadian Dollar value at the end of the period relative to the start of the period.

Finance income earned in the period ended May 31, 2015 totaled $3.6 million as compared to $3.4 million in the comparative period in the prior year.

Three Months Ended May 31, 2015

For the quarter ended May 31, 2015, the Company had net loss of $3.2 million (May 31, 2014 – net loss of $4.3 million). This difference is predominantly due to mineral property write-downs of $2.8 million in the current quarter as compared to $3.4 million in the previous comparative quarter. Comprehensive loss for the period was $26.6 million (May 31, 2014 –$6.5 million loss) with the large difference being due to a decrease in the value of the Rand in the quarter which effects the translation of the Company’s South African Rand denominated subsidiaries.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Finance income earned in the quarter ended May 31, 2015 totaled $1.3 million as compared to $0.7 million in the comparative period in the prior year.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters.

(In thousands of dollars, except for share data)

Quarter ended	May 31,	Feb. 28,	Nov. 30,	Aug. 31,
($000’s, except per share data)	2015	2015	2014	2014
Interest income(1)	$1,325	$1,038 $	1,217 $	486
Net income (loss)(2)	(3,188)	4,324	(5,622)	(2,864)
Basic earnings(loss) per share(3)	(0.00)	0.01	(0.01)	(0.01)
Total assets(4)	658,254	685,694	545,069	550,239

Quarter ended	May 31,	Feb. 28,	Nov. 30,	Aug. 31,
(in thousands of dollars, except share data)	2014	2014	2013	2013
Interest income(1)	$694	$1,730	$976	$1,056
Net income (loss)(2)	(4,320)	(3,739)	464	(1,355)
Basic earnings(loss) per share(3)	(0.01)	(0.01)	0.00	(0.01)
Total assets(4)	543,778	543,632	386,446	389,980

Explanatory Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn significantly higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net (loss) income by quarter is affected by the timing and recognition of large non-cash items. In the quarter ended February 28, 2015 and 2014 there were share-based compensation expenses and in the previous quarter there were mineral property write-downs. Net (loss) income can also be impacted by the movement of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company currently and in the past has held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At February 28, 2015 and 2014, the Company’s assets increased compared to prior periods as a result of equity offerings.

B)             Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)             Trend Information

The success of the Company’s Project 1 platinum mine and its other properties will be primarily dependent on the future price of platinum, palladium and gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower platinum, palladium and gold prices could result in the Company breaching one or more covenants with regard to its planned drawdown of the Sprott Facility, resulting in either an inability to draw down the principal amount, or resulting in default if principal has been drawn down. A period of prolonged lower platinum, palladium and gold prices may cause the Company to alter or delay its planned start-up of the Project 1 mine in late 2015. See item F) “Liquidity and Capital Resources” below.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended August 31, 2014.

Other than the financial obligations as set out in the table provided at item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future.

D)             Related Party Transactions

Transactions with related parties are as follows:

i.	During the nine months ended May 31, 2015, $227 ($264 – May 31, 2014) was paid to independent directors for directors’ fees and services.

ii.

During the nine months ended May 31, 2015, the Company accrued or received payments of $77 ($77 – May 31, 2014) from West Kirkland Mining Inc. (“WKM”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $53 ($69 – May 31, 2014) due from WKM.

iii.

During the nine months ended May 31, 2015, the Company accrued or received payments of $Nil ($24 – May 31, 2014) from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include $206 ($203 – May 31, 2014) due from Nextraction. Nextraction is currently going through a credit restructuring and non-conflicted directors of the Company will decide on the form of settlement with Nextraction. Nextraction is not incurring further indebtedness to the Company for services at this time.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

E)             Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F)             Liquidity and Capital Resources

On December 9, 2013, the Company announced a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of $165 million.

On December 9, 2014, the Company announced a bought deal financing for 207.6 million common shares of the Company at a price of US$0.53 per share. Including the partial exercise of an over-allotment option by the Agents, a total of 214.8 million shares were issued on closing resulting in gross proceeds of US$113.8 million

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (The “Lenders”) led by Sprott Resource Lending Partnership for a senior secured loan facility (the “Sprott Facility” as previously defined) of up to US$40 million. Interest will be compounded and payable monthly at an interest rate of LIBOR plus 8.50% . The Company has made or will be obligated to make certain payments to the Lenders, including (a) a bonus payment made concurrently with execution and delivery of the credit agreement in the amount of US$1.5 million, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 2,830,188 common shares of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Sprott Facility, payable in common shares issued at a deemed price equal to the volume weighted average trading price (the "VWAP") of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; (c) a structuring fee comprised of a cash payment in the amount of US$0.10 million, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility payable in monthly instalments until December 31, 2015. The Sprott Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

The Sprott Facility is to be available until December 31, 2015. The advance of funds under the Sprott Facility by the Lenders is subject to certain terms and conditions set out in the credit agreement, including satisfactory due diligence and the receipt of all applicable approvals.

As at July 15, 2015, the Company held approximately $82 million in total cash on hand, which combined with the Sprott Facility and projected operating revenue from Project 1 is estimated to be sufficient to fund the estimated general, exploration and development operations of the Company for more than 12 months. First production at Project 1 is expected in the fourth quarter of calendar 2015 and cash flow is expected in 2016. There is no guarantee, however, that available cash, revenues and proceeds from the Sprott Facility will be sufficient to complete Project 1 or fully fund remaining peak funding requirements. Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Project, as well as for general working capital purposes. Metal prices and Rand exchange rates may have material effects on the Company and its requirements for further financing.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

Accounts receivable at May 31, 2015 totaled $8.6 million (August 31, 2014 - $13.8 million) being comprised mainly of value added taxes refundable in South Africa. Accounts payable and accrued liabilities at May 31, 2015 totaled $9.1 million (August 31, 2014 - $28.6 million). Accounts payable at May 31, 2015 were lower than at August 31, 2014 due to the fact that the majority of large component and material purchases for Project 1 occurred before year end and were paid for during the current period.

Apart from net interest earned on cash deposits and other sundry income during the period ended May 31, 2015 of $3.6 million (May 31, 2014 - $3.4 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At May 31, 2015 the Company had cash equivalents on hand of $98 million compared to $161 million at May 31, 2014 with the cash expenditures being largely funded by the December 2013 and December 2014 equity financings.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s contractual obligations as at May 31, 2015.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$166	$995	$1,115	$535	$2,811
ESKOM – power	9,894	-	-	-	9,894
Magalies water	8,129	-	-	-	8,129
Tailings & Surface Infrastructure	30,936	-	-	-	30,936
Mining development	2,531	-	-	-	2,531
Mining equipment	8,467	-	-	-	8,467
Loan Standby Fees (Note 3)	663	879	-	-	1,542
Other property expenditures	11,651	-	-	-	11,651
Totals	$72,437	$1,874	$1,115	$535	$75,961

The above contracts are subject to the following estimated break fees in the event of cancellation at May 31, 2015:

Concentrator plant and surface infrastructure	$10,207
Magalies water	8,127
ESKOM	7,266
Mining equipment	3,584
Other	4,253
$33,437

G)             Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At May 31, 2015, there were 768,943,030 common shares outstanding, 29,074,500 incentive stock options outstanding at exercise prices of $0.65 to $2.57. At July 15, 2015, there were 768,943,030 common shares outstanding and 29,074,500 incentive stock options outstanding. During the period ended May 31, 2015, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

4.             OUTLOOK

The Company’s key business objectives for calendar 2015 will be to continue with underground development and mine construction at Project 1 and to advance the Waterberg Project. Development at Project 1 will continue to utilize a majority of the Company’s cash on hand until production commences and positive cash flow is achieved. Initial cold commissioning of the WBJV Project 1 mill and surface infrastructure is on-track for August and September 2015. Initial commissioning and production of concentrate is planned for late in the fourth quarter of calendar 2015. Initial smelter deliveries may be deferred until the first calendar quarter of 2016 in order to optimize scheduling related terms under the offtake contract with Amplats.

Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing. Development work in blocks 12, 11, 10 and 9 in the Project 1 mine plan are critical to the underground mining plans and ramp up profile of production.

Opportunities to access further debt funding, including equipment leases, to increase short term working capital will be investigated as previously planned and announced. These opportunities would be in line with the permitted debt under the Sprott loan facility. Site inspections and final draw down conditions of the Sprott Facility are on track to be finalized in 2015, also as previously announced.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

The Company plans to continue working on the Waterberg Project with its joint venture partners Mnombo and JOGMEC. A resource update is anticipated for the Waterberg JV in July, 2015 and work is continuing at present toward the completion of a prefeasibility study. The scope of the prefeasibility study now includes portions of the Waterberg Extension Project, due to the 2nd Amendment to the JOGMEC Agreement. Drilling on the Waterberg Project to delineate additional indicated resources for inclusion in the prefeasibility study is now underway. Completion of the prefeasibility study is now scheduled for early 2016. Funding for an USD$8 million program of drilling and engineering at Waterberg is in place from JOGMEC and allows the Company to advance and grow without a significant draw on working capital.

An important objective for the Company is to determine the scale of the Waterberg deposit and to find the section of the Waterberg deposit with the greatest grade thickness near surface. The deposit remains open and analysis continues at present in advance of additional step out drilling.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF.

5.             CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2014.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Deferred tax assets, liabilities and resource taxes

The determination of the Company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. The Company also makes estimates of the Company’s future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the Company’s view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on the Company’s best estimate of the final outcome of these matters.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2015

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

6.             DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the nine months ended May 31, 2015 that has, or is reasonably likely to, materially affect the Company’s internal control over financial reporting.

7.             OTHER INFORMATION

Additional information relating to the Company for the period ending May 31, 2015 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2014 together with the notes thereto as well as the Company’s 2014 Annual Information Form.

8.             LIST OF DIRECTORS AND OFFICERS

a) Directors:		b) Officers:

R. Michael Jones	Barry W. Smee	R. Michael Jones (CEO)
Frank R. Hallam	Timothy Marlow	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Diana Walters	Peter C. Busse (COO)
Eric Carlson		Kris Begic (VP, Corporate Development)